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                             June 9, 2021

       G. Mike Mikan
       Chief Executive Officer
       Bright Health Group Inc.
       8000 Norman Center Drive
       Suite 1200
       Minneapolis, MN 55437

                                                        Re: Bright Health Group
Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 4, 2021
                                                            File No. 333-256286

       Dear Mr. Mikan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Recent Developments, page 9

   1. We note your disclosure that you will be issuing $75 million in stock in the Centrum
                                                        Transaction. Please
quantify, if known, the approximate percentage of your outstanding stock that will be held
by Centrum owners following the consummation of the Centrum
                                                        Transaction. Also,
please revise the carryover risk factor on pages 54-55 to indicate that purchasers of your
common stock may have their ownership interest diluted following the consummation of the
Centrum Transaction.
 G. Mike Mikan
Bright Health Group Inc.
June 9, 2021
Page 2
Notes to Consolidated Condensed Financial Statements for the Three Months Ended March 31,
2021 and March 31, 2020
Note 8. Share-Based Compensation
Stock Options, page F-18

2. To help us assess your response to comment 1 and bridge the substantial increase in common stock fair value and enterprise value in 2021, please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your October 2020 409A valuation through the date of your response. Ensure that this timeline:
             Identifies all company-specific and market-specific events causing changes in value;
             Identifies all events associated with your offering including:
               o When your Board of Directors began contemplating this offering and when it was authorized;
               o   When underwriters were engaged;
               o   When financial statements were finalized;
               o   When valuations were performed; and
               o   When filings were made.
             Identifies the dates of each event; and
             Quantifies the impact of all company-specific and market-specific events causing changes in common stock fair value and enterprise value.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-
3217 with any other questions.



FirstName LastNameG. Mike Mikan                              Sincerely,
Comapany NameBright Health Group Inc.
                                                             Division of
Corporation Finance
June 9, 2021 Page 2                                          Office of Finance
FirstName LastName